Exhibit (a)(5)(B)

IN THE DISTRICT COURT OF OKLAHOMA COUNTY

STATE OF OKLAHOMA

SANJAY ISRANI, On Behalf of Himself and	)
All Others Similarly Situated,	)
)
Plaintiff,	)
	)	Case No. CJ - 2011 - 2601
)
vs.	)
)
BRONCO DRILLING COMPANY, INC.,	)
D. FRANK HARRISON, RICHARD B.	)
HEFNER, DAVID W. HOUSE, WILLIAM	)
R. SNIPES, GARY C. HILL, and	)
CHESAPEAKE ENERGY	)
CORPORATION,	)
)
Defendants.	)
)
)
)

CLASS ACTION PETITION

Plaintiff Sanjay Israni (“Plaintiff”), by his attorneys, on behalf of himself and all other similarly situated public shareholders of Bronco Drilling Company, Inc. (“Bronco” or the “Company”), brings the following Class Action Petition (“Petition”). The allegations of this Petition are based on the personal knowledge of Plaintiff as to himself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters.

NATURE OF THE ACTION

1. This is a shareholder class action brought on behalf of the holders of Bronco common stock against Bronco and Bronco’s Board of Directors (the “Board” or the “Individual Defendants”) seeking to enjoin the proposed acquisition of Bronco by Chesapeake Energy Corporation (“Chesapeake”) by which Chesapeake, through a wholly owned subsidiary, proposes to cash out the public shareholders of Bronco through a coercive tender offer (the “Proposed Acquisition”). In pursuing the unlawful plan to sell Bronco to Chesapeake, each of the defendants violated applicable law by breaching and/or aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty, due care and good faith.

2. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class (defined herein), seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests in the Company, that the Proposed Acquisition is conducted in a manner that is not overly improper, unfair and unlawful. Plaintiff seeks to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

JURISDICTION AND VENUE

3. This Court has jurisdiction over each Defendant named herein because each Defendant conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Oklahoma so as to render the exercise of jurisdiction by the Oklahoma courts permissible under traditional notions of fair play and substantial justice.

4. Plaintiff’s claims alleged herein have not been preempted by federal law, nor does Plaintiffs right to relief require the resolutions of any substantial, disputed federal question.

5. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

6. Plaintiff currently holds shares of common stock of Bronco and has held such shares since prior to the wrongs complained of herein.

7. Defendant Bronco is a Delaware corporation with its principal place of business located at 16217 North May Ave. in Edmond, Oklahoma. Bronco provides contract land drilling and workover services to the oil and natural gas exploration and production companies in the United States. It also provides well services, including maintenance, new well completion, and plugging and abandonment services, as well as engaging in the installation and removal of downhole equipment and elimination of obstructions in the well bore to facilitate the flow of oil and gas. The Company operates drilling rigs in Oklahoma, Texas, Pennsylvania, West Virginia, North Dakota, Utah, and Louisiana. As of February 28, 2010, it owned a fleet of 37 marketed land drilling rigs and 61 work over rigs, as well as 60 trucks used to transport its rigs.

8. Defendant D. Frank Harrison has served as Chief Executive Officer (“CEO”) and a director since May 2005.

9. Defendant Richard B. Hefner has served as a director of the Company since December 2010.

10. Defendant David W. House has served as a director of the Company since September 2008.

11. Defendant William R. Snipes has served as a director of the Company since February 2006.

12. Defendant Gary C. Hill has served as a director of the Company since August 2006.

13. The defendants named above in ¶¶8-12 are sometimes collectively referred to herein as the “Individual Defendants.”

14. Defendant Chesapeake is an Oklahoma corporation with its principal place of business located at 6100 N. Western Ave, Oklahoma City, Oklahoma 73118. Chesapeake is the most active driller in the United States and is the number 2 natural-gas producer, after Exxon Mobil Corp. The company focuses on discovering, acquiring, and developing conventional and unconventional natural gas reserves onshore in the United States, primarily in its six natural gas shale plays: the Barnett Shale in the Fort Worth Basin of north-central Texas; the Haynesville and Bossier Shales in the Ark-La-Tex area of northwestern Louisiana and east Texas; the Fayetteville Shale in the Arkoma Basin of central Arkansas; the Marcellus Shale in the northern Appalachian Basin of West Virginia, Pennsylvania; and New York and the Eagle Ford Shale in south Texas. It also has operations in the Granite Wash Plays of western Oklahoma and the Texas Panhandle regions, as well as various other plays, both conventional and unconventional, in the Mid-Continent, Appalachian Basin, Permian Basin, Delaware Basin, south Texas, Texas Gulf Coast and Ark-La-Tex regions. As of December 31, 2009, the company owned interests in approximately 44,100 productive wells; and had proved reserves of 14.254 (22,900 net) trillion cubic feet of natural gas equivalent. Currently, Chesapeake is Bronco’s second-largest customer.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

15. By reason of the Individual Defendants’ positions with the Company as directors and in certain cases also officers, said individuals are in a fiduciary relationship with Plaintiff and the other shareholders of Bronco and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, fair dealing and loyalty.

16. By virtue of their positions as directors and in certain cases also officers of Bronco, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Bronco to engage in the practices complained of herein.

17. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of a director of a Delaware corporation. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

18. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Merger, violated duties owed to Plaintiff and the other shareholders of Bronco, including their duties of loyalty, good faith and care.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action, individually and on behalf of the Class. The Class specifically excludes the Individual Defendants and Chesapeake (“Defendants”) herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

20. This action is properly maintainable as a class action.

21. The Class is so numerous that joinder of all members is impracticable. As of November 4, 2010, Bronco had approximately 28.4 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

22. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties owed to Plaintiff and the Class; and

(b) whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

23. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

24. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

25. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A. Background

26. Bronco provides contract land drilling services to oil and gas exploration and production companies throughout the United States. It commenced operations in 2001 with the purchase of one stacked 650-horsepower drilling rig that refurbished and deployed. The Company subsequently made selective acquisitions of both operational and inventoried drilling rigs, as well as ancillary equipment. Its management team has significant experience not only with acquiring rigs, but also with building, refurbishing and deploying inventoried rigs.

27. The Company has successfully refurbished and brought into operation 25 inventoried drilling rigs during the period from November 2003 through December 2010. In addition, it has a 41,000 square foot machine shop in Oklahoma City, which allows the Company to build, refurbish and repair its rigs and equipment in-house. This facility, which complements the Company’s two drilling rig refurbishment yards, significantly reduces its reliance on outside machine shops and the attendant risk of third-party delays in our rig building and refurbishment programs.

28. Additionally, the Company has exposure to the international drilling market through a 20% equity investment in Bronco Drilling MX S.A. de C.V., a company organized under the laws of Mexico, or Bronco MX. Bronco MX provides contract land drilling services and leases land drilling rigs to Petroleos Mexicanos, or PEMEX, and/or companies contracted with PEMEX. The Company also has a 25% equity investment in Challenger Limited, a company organized under the laws of the Isle of Man, or Challenger. Challenger is an international provider of contract land drilling and workover services to oil and natural gas companies with its principal operations in Libya.

29. Over the years, Bronco has been in a constant growth mode. According to the Company’s most recent Form 10-K, as a component of the Company’s business strategy, the Company has pursued and intends to pursue selected acquisitions of complementary assets and businesses. Specifically, in May 2002, the Company purchased seven drilling rigs, associated spare parts and equipment, drill pipe, haul trucks and vehicles. In August 2003, it acquired drilling rigs and inventoried structures and components which, with refurbishment and upgrades, could be used to assemble 22 drilling rigs. In July 2005, the Company acquired three additional rigs and related inventory, equipment, components and a rig yard. On October 3, 2005, it acquired five operating rigs, seven inventoried rigs and rig equipment and parts. On October 14, 2005, it acquired nine operating rigs, two rigs undergoing refurbishment, two inventoried rigs and rig equipment and parts. On January 18, 2006, the Company acquired six operating land drilling rigs and certain other assets, including heavy haul trucks and excess rig equipment. On January 9, 2007, Bronco acquired 31 workover rigs through our acquisition of Eagle Well.

30. Indeed, just recently on March 4, 2011, it was announced that Bronco’s adjusted earnings beat Wall Street estimates and its shares jumped 12.5%. Revenue leaped to $37.3 million from $15.9 million a year earlier. The Company’s revenue days for the quarter doubled from a year earlier and its utilization rate was 96% on 24 operating rigs compared to 31% on 37 operating rigs for the fourth quarter of 2009.

31. Rather than permitting the Company’s shares to trade feely and allowing its public shareholders to reap the benefits of the Company’s increasingly positive prospects, the Individual Defendants have acted for the benefit of Chesapeake, and to the detriment of the Company’s shareholders by entering into the Merger Agreement.

B. The Proposed Acquisition

32. On April 15, 2011 the Company filed a Tender Offer Statement (“TOS”) with the Securities and Exchange Commission (“SEC”) on Schedule TO. The TOS stated that Chesapeake and Bronco had “entered into a defenitive agreement for Chesapeake to acquire Bronco for approximately $315 million, including debt, net working capital and outstanding warrants.”

33. The TOS further stated in relevant part as follows:

Under the agreement, Chesapeake will make a cash tender offer to acquire all outstanding shares of Bronco’s common stock at a price of $11.00 per share. The $11.00 per share purchase price represents premiums of 6% and 24% over the closing price of Bronco’s common stock on the NASDAQ on April 14, 2011 (the date of signing of the definitive agreement) and the average closing price for the 90-calendar day period ending on April 14, 2011, respectively.

The transaction has been unanimously approved by the Boards of Directors of both companies. The Board of Directors of Bronco unanimously recommends that Bronco’s shareholders accept the Chesapeake offer. Third Avenue Management LLC, on behalf of its investment advisory clients, and Inmobiliaria Carso, S.A. de C.V., which are Bronco’s largest shareholders and collectively own or have dispositive authority over approximately 32% of Bronco’s outstanding common stock, have committed to tender all their shares into the Chesapeake offer.

The acquisition will enable Chesapeake to further its goal of owning approximately two-thirds of the rigs that it operates in its drilling program – a key aspect of its vertical integration strategy – at an attractive price per rig. Bronco currently owns 22 high-quality drilling rigs primarily operating in the Williston and Anadarko basins, including three that are under contract with Chesapeake. Chesapeake is currently Bronco’s second largest customer.

Following the closing of the transaction, Chesapeake will integrate Bronco’s 22 rigs into Chesapeake’s wholly owned subsidiary, Nomac Drilling, L.L.C., which currently owns 95 drilling rigs available for service, of which 90 are currently drilling under contract for Chesapeake. The company is currently operating a total of 160 drilling rigs and plans to end 2012 utilizing approximately 200 drilling rigs. Chesapeake believes that the acquisition of Bronco should satisfy the vast majority of Chesapeake’s anticipated rig investment needs through 2012.

34. The definitive agreement entered into by Chesapeake and Bronco provides for Chesapeake to acquire Bronco in a two-step transaction. The first step will consist of a cash tender offer to be made by a wholly owned subsidiary of Chesapeake for all outstanding shares of Bronco common stock at a price of $11.00 per share in cash. In the second step, the tender offer will be followed by a merger in which the holders of the outstanding shares of Bronco common stock not purchased in the tender offer will receive the same per share price paid in the tender offer, in cash, without interest.

35. Upon completion of the Proposed Acquisition, Bronco will become an indirect wholly owned subsidiary of Chesapeake. The tender offer will be conditioned upon a majority of the outstanding shares of Bronco common stock being tendered into the offer and will also be subjected to regulatory clearances and other customary terms and conditions. The Proposed Acquisition is expected to close in the second quarter of 2011 and is not subject to or conditioned upon financing arrangements.

36. Chesapeake already has rig and trucking operations and is looking to expand its hydraulic fracturing business as it steps up drilling in oil and gas shale fields in the United States. Chesapeake has said it wants to own about two-thirds of the rigs it operates under its drilling program. It will integrate Bronco into its Nomac Drilling unit, which currently owns 95 drilling rigs. Chesapeake’s CEO, Aubrey McClendon (“McClendon”), has told investors he plans to expand the company’s oilfield services business as a way to control costs on that side of the exploration and production business.

37. Recognizing the great value the Proposed Acquisition is bringing to Chesapeake, McClendon commented on the deal stating, “We have known and admired Bronco’s management team and assets for years and we are especially pleased to announce this transaction today. The acquisition of Bronco is a great additional step in our vertical integration strategy and increases confidence in our plan to ramp up drilling activities in highly lucrative, liquids-rich unconventional resource plays. We look forward to working with Bronco’s management team to quickly complete this transaction and integrate operations.”

38. Chesapeake’s offer price of $11 per share for all of Bronco’s outstanding stock, represents a meager 5.8% percent premium over Thursday’s closing price. Bronco shares traded as high as $11.63 as recently as March 31, 2011. At least one analyst set a target for Bronco stock at $13.50 per share.

39. Additionally, several analysts do not think the Proposed Acquisition is in the best interest of shareholders. Specifically, analysts at Houston-based investment bank Simmons and Co. described the deal premium as “paltry” and estimated Chesapeake paid about $13 million to $14 million per rig.

40. In acquiring Bronco, Chesapeake obtains a company that is well positioned for growth. Indeed, the Proposed Acquisition will help Chesapeake further its goal of owning approximately two-thirds of the rigs that it operates in its drilling program - a key aspect of its vertical integration strategy - at an attractive price per rig. Bronco currently owns 22 high-quality drilling rigs primarily operating in the Williston and Anadarko basins, including three that are under contract with Chesapeake. Chesapeake is currently Bronco’s second largest customer.

41. Defendant Harrison, paying lip service to Bronco’s shareholders, commented as follows on the Proposed Acquisition:

We are excited about this transaction with Chesapeake, one of the premiere and most innovative energy companies in the world. Chesapeake’s visionary and people-centric approach is highly admired. We view this as a great opportunity and in the best interests of Bronco, our shareholders and our employees.

42. Clearly, the Proposed Acquisition will allow only Chesapeake to realize the future potential of the Company.

C. The Preclusive Deal Protection Devices

43. Pursuant to the Company’s most recent Form 10-K, the Company states that its “certificate of incorporation and bylaws contain provisions that may make acquiring control [of Bronco] difficult.” These provisions include:

•	Provisions regulating the ability of the Company’s shareholders to nominate directors for election or to bring matters for action at annual meetings of its shareholders;

•	Limitations on the ability of the Company’s shareholders to call a special meeting and act by written consent;

•	The authorization given to the Company’s board of directors to issue and set the terms of preferred stock; and

•	Limitations on the ability of the Company’s shareholders from removing directors without cause.

44. The Individual Defendants breached their fiduciary duties by allowing these onerous provisions which impede maximizing value for the Company’s shareholders.

45. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

Against the Individual Defendants

46. Plaintiff repeats and realleges each allegation set forth herein.

47. The Individual Defendants have violated fiduciary duties of care, loyalty, and good faith owed to public shareholders of Bronco.

48. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Bronco.

49. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith, owed to the shareholders of Bronco because, among other reasons, they failed to take steps to maximize the value of Bronco to its public shareholders.

50. The Individual Defendants dominate and control the business and corporate affairs of Bronco, and are in possession of private corporate information concerning Bronco’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Bronco.

51. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

52. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Bronco’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

53. Unless the Individual Defendants are enjoined by the Court from continuing this wrongful course of conduct, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

54. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class Against Chesapeake for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

55. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

56. Chesapeake has acted and is acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Bronco’s public shareholders, and has participated in such breaches of fiduciary duties.

57. Chesapeake knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Chesapeake rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Merger in breach of their fiduciary duties.

58. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in its favor and in favour of the Class and against Defendants as follows:

A. Declaring that this action is property maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: April 18, 2011

William B. Federman (OBA #2853)
FEDERMAN & SHERWOOD
10205 N. Pennsylvania Ave.
Oklahoma City, OK 73120
Tel: (405)235-1560
Fax. (405)239-2112
wbf@federmanlaw.com

Attorneys for Plaintiff

IN THE DISTRICT COURT OF OKLAHOMA COUNTY

STATE OF OKLAHOMA

SANJAY ISRANI, On Behalf of Himself and	)	Case No. CJ - 2011 - 2601
All Others Similarly Situated,	)
)
Plaintiff,	)
)
vs.	)
)
BRONCO DRILLING COMPANY, INC., D.	)
FRANK HARRISON, RICHARD B.	)
HEFNER, DAVID W. HOUSE, WILLIAM	)
R. SNIPES, GARY C. HILL and	)
CHESAPEAKE ENERGY CORPORATION.	)
)
Defendants.	)
)

ENTRY OF APPEARANCE

COMES NOW William B. Federman of the firm FEDERMAN & SHERWOOD and hereby enters his appearance herein on behalf of Plaintiff Sanjay Israni.

Respectfully submitted,

William B. Federman (OBA#2853) FEDERMAN & SHERWOOD
10205 N. Pennsylvania Avenue
Oklahoma City, OK 73120
Phone: (405) 235-1560
Fax: (405) 239-2112 wbf@federmanlaw.com

IN THE DISTRICT COURT OF OKLAHOMA COUNTY

STATE OF OKLAHOMA

SANJAY ISRANI, On Behalf of Himself and	)	Case No. CJ - 2011 - 2601
All Others Similarly Situated,	)
)
Plaintiff,	)
)
vs.	)
)
BRONCO DRILLING COMPANY, INC., D.	)
FRANK HARRISON, RICHARD B.	)
HEFNER, DAVID W. HOUSE, WILLIAM	)
R. SNIPES, GARY C. HILL and	)
CHESAPEAKE ENERGY CORPORATION.	)
)
Defendants.	)
)

ENTRY OF APPEARANCE

COMES NOW Sara E. Collier of the firm FEDERMAN & SHERWOOD and hereby enters her appearance herein on behalf of Plaintiff Sanjay Israni.

Respectfully submitted,

William B. Federman (OBA#2853)
Sara E. Collier (OBA#20473) FEDERMAN & SHERWOOD
10205 N. Pennsylvania Avenue
Oklahoma City, OK 73120
Phone: (405) 235-1560
Fax: (405) 239-2112 wbf@federmanlaw.com sec@federmanlaw.com

IN THE DISTRICT COURT OF OKLAHOMA COUNTY

STATE OF OKLAHOMA

SANJAY ISRANI, On Behalf of Himself and	)	Case No. CJ - 2011 - 2601
All Others Similarly Situated,	)
)
Plaintiff,	)
)
vs.	)
)
BRONCO DRILLING COMPANY, INC., D.	)
FRANK HARRISON, RICHARD B.	)
HEFNER, DAVID W. HOUSE, WILLIAM	)
R. SNIPES, GARY C. HILL and	)
CHESAPEAKE ENERGY CORPORATION.	)
)
Defendants.	)
)

ENTRY OF APPEARANCE

COMES NOW Joshua D. Wells of the firm FEDERMAN & SHERWOOD and hereby enters his appearance herein on behalf of Plaintiff Sanjay Israni.

Respectfully submitted,

William B. Federman (OBA#2853)
Joshua D. Wells (OBA#22334)
FEDERMAN & SHERWOOD
10205 N. Pennsylvania Avenue
Oklahoma City, OK 73120
Phone: (405) 235-1560
Fax: (405) 239-2112 wbf@federmanlaw.com jdw@federmanlaw.com